UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 20, 2020

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 9. Other Events

Termination of Letter of Intent

On April 20, 2020 Med-X, Inc. ("Company") received confirmation from Custom Bed Bug ("CBB") that it had decided to withdraw the business for sale at this time thereby terminating the May 29, 2019 Letter of Intent with the Company.  The Company was prepared to close the transaction in early May pending review of the CBB’s April 2020 services revenue (and the effect of the COVID-19 crisis) as well as explaining expenditures from late 2019.  The Company did not receive this final information and believes the withdrawal was related to the COVID-19 crisis, which has adversely affected many small businesses.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC. (Exact name of issuer as specified in its charter)

Date: April 24, 2020	By:	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski – Chief Financial Officer

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